SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____) *

Financial Engines, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

317485 10 0

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

CUSIP No. 317485 10 0	13G	Page 2 of 9 Pages
1.	Names of Reporting Persons Foundation Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,888,435 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,888,435 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,888,435 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 9.3% (3)
12.	Type of Reporting Person (see instructions) PN

(1)

This statement on Schedule 13G is filed by Foundation Capital, L.P. (“FC”), Foundation Capital Management Co., L.L.C. (“FCM”), Foundation Capital Leadership Fund, L.P. (“FCL”) and FC Leadership Management Co., L.L.C. (“FCLM,” together with FC, FCM and FCL, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,767,203 shares held by FC and (ii) 2,121,232 shares held by FCL.  FCM serves as the sole general partner of FC.  As such, FCM possesses voting and dispositive power over the shares held by FC, and may be deemed to have indirect beneficial ownership of the shares held by FC.  FCM owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and may be deemed to have indirect beneficial ownership of the shares held by FCL.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 41,935,403 shares of the Common Stock outstanding (as of October 29, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

2.

CUSIP No. 317485 10 0	13G	Page 3 of 9 Pages
1.	Names of Reporting Persons Foundation Capital Management Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,888,435 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,888,435 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,888,435 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 9.3%
12.	Type of Reporting Person (see instructions) OO

(1)

This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,767,203 shares held by FC and (ii) 2,121,232 shares held by FCL.  FCM serves as the sole general partner of FC.  As such, FCM possesses voting and dispositive power over the shares held by FC, and may be deemed to have indirect beneficial ownership of the shares held by FC.  FCM owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and may be deemed to have indirect beneficial ownership of the shares held by FCL.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 41,935,403 shares of the Common Stock outstanding (as of October 29, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

3.

CUSIP No. 317485 10 0	13G	Page 4 of 9 Pages
1.	Names of Reporting Persons Foundation Capital Leadership, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,888,435 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,888,435 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,888,435 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 9.3% (3)
12.	Type of Reporting Person (see instructions) PN

(1)

This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,767,203 shares held by FC and (ii) 2,121,232 shares held by FCL.  FCM serves as the sole general partner of FC.  As such, FCM possesses voting and dispositive power over the shares held by FC, and may be deemed to have indirect beneficial ownership of the shares held by FC.  FCM owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and may be deemed to have indirect beneficial ownership of the shares held by FCL.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 41,935,403 shares of the Common Stock outstanding (as of October 29, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

4.

CUSIP No. 317485 10 0	13G	Page 5 of 9 Pages
1.	Names of Reporting Persons FC Leadership Management Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,888,435 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,888,435 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,888,435 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 9.3%
12.	Type of Reporting Person (see instructions) OO

(1)

This statement on Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

Includes (i) 1,767,203 shares held by FC and (ii) 2,121,232 shares held by FCL.  FCM serves as the sole general partner of FC.  As such, FCM possesses voting and dispositive power over the shares held by FC, and may be deemed to have indirect beneficial ownership of the shares held by FC.  FCM owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and may be deemed to have indirect beneficial ownership of the shares held by FCL.  FCLM owns no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010.

(3)

This percentage is calculated based upon 41,935,403 shares of the Common Stock outstanding (as of October 29, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

5.

Item 1(a).	Name of Issuer: Financial Engines, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1804 Embarcadero Road Palo Alto, CA 94303
Item 2(a).	Name of Person Filing: Foundation Capital, L.P. (“FC”) Foundation Capital Management Co., L.L.C. (“FCM”) Foundation Capital Leadership Fund, L.P. (“FCL”) FC Leadership Management Co., L.L.C. (“FCLM”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Foundation Capital 250 Middlefield Road Menlo Park, California 94025
Item 2(c).	Citizenship: FC – Delaware, United States of America FCM – Delaware, United States of America FCL – Delaware, United States of America FCLM – Delaware, United States of America
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 317485 10 0
Item 3.	Not applicable.

Item 4.  Ownership.  The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
FC	1,767,203	0	3,888,435	0	3,888,435	3,888,435	9.3%
FCM (2)	0	0	3,888,435	0	3,888,435	3,888,435	9.3%
FCL	2,121,232	0	3,888,435	0	3,888,435	3,888,435	9.3%
FCLM (2)	0	0	3,888,435	0	3,888,435	3,888,435	9.3%

(1)

Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)

FCM serves as the sole general partner of FC.  As such, FCM possesses voting and dispositive power over the shares held by FC, and may be deemed to have indirect beneficial ownership of the shares held by FC.  FCM owns no securities of the Issuer directly.  FCLM serves as the sole general partner of FCL.  As such, FCLM possesses voting and dispositive power over the shares held by FCL and may be deemed to have indirect beneficial ownership of the shares held by FCL.  FCLM owns no securities of the Issuer directly.

(3)

This percentage is calculated based upon 41,935,403 shares of the Common Stock outstanding (as of October 29, 2010), as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010.

6.

Item 5.

Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.

Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

Not applicable.

Item 9.

Notice of Dissolution of a Group

Not applicable.

Item 10.

Certification

Not applicable.

7.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2011

Foundation Capital Management Co., L.L.C.

By:       /s/ William B. Elmore

Manager

Foundation Capital, L.P.

By:

Foundation Capital Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Manager

FC Leadership Management Co., L.L.C.

By:       /s/ William B. Elmore

Manager

Foundation Capital Leadership Fund, L.P.

By:

FC Leadership Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Manager

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

8.

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Financial Engines, Inc.

Dated:  February 11, 2011

Foundation Capital Management Co., L.L.C.

By:       /s/ William B. Elmore

Manager

Foundation Capital, L.P.

By:

Foundation Capital Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Manager

FC Leadership Management Co., L.L.C.

By:       /s/ William B. Elmore

Manager

Foundation Capital Leadership Fund, L.P.

By:

FC Leadership Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Manager

9.